OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bay Crest Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street 42nd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Borrelli CPA,CFA,CAIA	(917) 647-2251	aborrelli@baycny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Mulligan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bay Crest partners, LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Member

Lisa Carbonara
Notary Public

LISA CARBONARA
Notary Public, State of New York
Reg. No. 01CA6326478
Qualified in Kings County
Commission Expires June 15, 2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BAY CREST PARTNERS, LLC

FINANCIAL STATEMENT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2022

BAY CREST PARTNERS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2022

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Bay Crest Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

Whippany, NJ
March 28, 2023

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BAY CREST PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	5,093,330
Due from Broker		2,925,865
Commissions Receivable		5,970,800
Securities owned at fair value		1,096,309
Other Assets		161,320
Receivable from Related Party (Note 7)		91,000
Total assets	$	15,338,624

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses (Note 7)	$	8,786,875
Soft Dollar Payables (Note 2)		611,276
Total liabities		9,398,151

Member's Equity (Note 5)		5,940,473

Total liabilities and member's equity	$	15,338,624

Note 1 - Nature of business

Bay Crest Partners, LLC (The "Company") is a broker-dealer registered with the Securities & Exchange Commission ("SEC") for the year ended December 31, 2022.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting brokerage business and it is a member in good standing with both the CFTC and FINRA for the year ended December 31, 2022.

Freedom Holdings Group, LLC, a limited liability company (The "Parent") is a New York State company formed in 2008 and is the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. In addition the Company is exempt from Footnote 74 of the SEC Release No. 34-70073 adopting ammendments to 17 C. F. R. 240.17a-5 due to the Company not carrying of or for customers, does not carry PAB accounts (as defined under Rule 15c3-3), and does not directly or indirectly receive, hold, or otherwise owe funds or securities.

Note 2 - Summary of Significant Accounting Policies

a) **Basis of Presentation**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

b) **Due from Clearing Broker**

The Company clears all its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amonnt relates to the transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered by management to be fully collectible.

c) **Revenue Recognition from Contracts with Customers**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

3

The Company enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because that is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

The Company also permits certain customers to allocate a portion of their commissions to pay for research and other services provided by third party vendors ("soft dollar arrangements"). Soft dollar commissions and related expenses are recorded when the Company pays an invoice on behalf of its customer.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of January 1 ,2022 and December 31, 2022.

The Company records placement revenues (which may be in cash and/or securities) at the point in time the placement is complete and the amounts are reasonably determinable and deemed collectible as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the market offering at that point.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contact is recognized when the performance obligation is satisfied.

There are no contract liabilities as of January 1 ,2022 and December 31, 2022.

Other revenue is comprised primarily of trading revenue is not within the scope of ASC 606 since the transactions relate to fianncial instruments and are within the scope of ASC 825, "Financial Instruments."

The Company's outstanding accounts receivable balance as of January 1, 2022 was $5,970,800

Disaggregation of revenue, for the year ended December 31, 2022, can be found on the accompanying Statement of Operations. The Company recognizes revenue to depict the transfer of promised goods or services to customers in statement of operations.

The Company segregates its cash in accordance with all regulations and there is a deposit in the soft dollar bank account account totalling $349,532 on December 31, 2022.

d) **Income Taxes**

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompany financial statements have been adjusted to provide unicorporated business tax based on Company income, if applicable.

The Company accrued NYC UBT Tax on all premises that are deemed commercial property in NYC.

The Company is a single-member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolodated return.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer a UBT tax accrual was required.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions.

e) **Concentration(s) of Cash Balances**

The Company has significant cash balances at financial institutions which throughout the year regulary exceed the federally insured limit of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

f) **Cash and Cash Equivalents**

The Company considers demand deposited money market funds to be cash equivalents.

g) **Risks and Uncertainties**

On March 12, 2023 Signature Bank became insolvent. State regulators closed the bank and the Federal Deposit Insurance Corporation (FDIC) was appointed as its receiver. The Company held deposits with this bank. As a result of the actions by the FDIC the Company's insured and uninsured deposits have been restored.

h)   Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair value derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair value derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair value derived from inputs which are not observable in markets.

i)   Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j)   Subsequent Events

The Company has evaluated events and transactions that occurred etween January 1, 2023 and March 28, 2023 which is the date of the financial statements were available to be isued, for possible disclosure and recognition in the financial statements. There are no material subsequent events to report.

k)   Soft Dollars

The Company has soft dollar arrangements and commission sharing agreements with customers that fall within the safe harbor provisions of Rule 28(e) of the Securities Act of 1934. In these arrangements and agreements, the Company agrees to pay for negotiated amounts of third-party research services on behalf of customers based on commissions the Company will earn for execution of brokerage transactions or revenue from direct sales.

Note 3 - Markertable Securities Owned

The following table represents the Company's fair value hierarchy for those asets and liabilities measured at fair value on a recurring basis as at December 31, 2022.

Marketable securities consist of securities at quoted market values, as illustrated below:

	Securities Held
Equities	$ 1,096,309
	$ 1,096,309

	Total	Industry	Fair Value Measuring Using		
			Quoted Prices in active Markets identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobervable inputs (Level 3)
Equities	$ 49,600	Food & Beverages	$ 49,600	$ -	$ -
Equities	$ 96,677	Services	$ 96,677		
Equities	$ 251,650	Energy	$ 251,650		
Equities	$ 265,531	Financial	$ 265,531		
Equities	$ 152,385	Healthcare	$ 97,923		$ 54,462
Equities	$ 34,893	Consumer	$ 34,893		
Equities	$ 245,573	Technology	$ 245,573		
Equities	$ 1,096,309		$ 1,041,847		$ 54,462

Note 4 - Fair Value Measurements - Level 3

During the year ended December 31,2022, the Company received common shares in a private company for investment banking / advisory services. The Company utilized a market approach; subject company transaction method that calculates the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing. In order to determine the value of the company's shares, the private company recently closed round of financing was used, whereby the Company sold shares of Class B Preferred for $2.91 per share. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of each class of the private company's shares. The Company determined the fair value to be $1.10 per common share. The company distributed 80% of the common shares awarded to the employees that were directly associated with the transaction.

Inputs

	(Initial Measurement) December 31, 2022
Risk-free interest rate	2.73%
Expected term remaining (years)	3
Volatility used in model	100%
Share price	2.91
Fully Marketable value	2
Discount for lack of marketability	45%

	Non Marketable Security
Fair Value as of December 31, 2021	$ -
Initial measurement on December 12, 2022	272,310
Level 3 Securities transfer of compensation to employees	(217,848)
Fair Value as of December 31, 2022	54,462

Note 5 - Profit Sharing

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2022. There was no balance outstanding as of December 31, 2022.

Note 6 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaed in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to honor their obligations to the Company, and the Company's ability to liqudate the collateral at an amount equal to the original contractual amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company records trading in securities and the related expenses on a trade-date basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral with the clearing broker in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers actively be reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, where necessary.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting codification, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The Company identifies fees receivable carried at amortized cost as impacted by new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance of credit losses is based on the Company's expectation of the colectibility of financial instruments carried at ammortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectibility in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

Note 7 - Related Party Transactions

For the year ended December 31, 2022 the Company paid service fees in the amount of $4,175,000 to Freedom Holdings, LLC, for general operating expenses of the holding company in addition to guarenteed payments to partners.
As of December 31, 2022, the Company has two current outstanding loans to two employees of the Company in the amount of $91,000. These are to be paid back to the Company at its sole discretion. These loans were granted on December 1 & December 2, 2022.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2022 the Company had Net Capital of $3,034,973 which was $2,408,029 in excess of its required net capital of $626,543. The Company's net capital ratio was 309%.

Note 9 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 28, 2023, the date the financial statements were available to be issued and has concluded that all such events, that would require recognition or disclosure have been recognized or disclosed.